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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3  )*


                               AGRIBIOTECH, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  008494-10-6
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 20, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     008494-10-6                                     PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Liviakis Financial Communications, Inc.
                 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          643,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            643,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      643,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.  2 of 7

                                  SCHEDULE 13D


CUSIP No.     008494-10-6                                     PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 John M. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          643,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          643,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      643,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of 7

                                  SCHEDULE 13D


CUSIP No.     008494-10-6                                     PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Renee A. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          643,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          643,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      643,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 of 7

                                  SCHEDULE 13D


CUSIP No.     008494-10-6                                     PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert B. Prag
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         PF,  OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          330,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          643,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            330,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          643,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      973,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 of 7

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 3 to Schedule 13D is being filed to reflect open market purchases of the Common Stock ("Common Stock") of AgriBioTech, Inc. (the "Corporation") by Robert B. Prag ("RBP") and open market sales of the Corporation's Common Stock by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and Renee A. Liviakis ("RAL") since Amendment No. 2 was filed. On June 5, 1997, RBP purchased 5,000 shares of Common Stock in open market transactions.

         Amendment No. 2 reported the remaining options arising under a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and LFC (the "LFC Stock Option") to purchase 112,500 shares of the Corporation's Common Stock, which first became exercisable on June 30, 1997, and the remaining options arising under a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options") to purchase 37,500 shares of the Corporation's Common Stock, which first became exercisable on June 30, 1997. Pursuant to the Stock Options, LFC and RBP may purchase such shares of Common Stock at $1.81 per share through January 4, 2001. Pursuant to the Stock Options, LFC and RBP have previously purchased 200,000 shares of Common Stock and 100,000 shares of Common Stock, respectively, at $1.81 per share.

         LFC has utilized its working capital to exercise the LFC Stock Option to purchase 200,000 shares of Common Stock through the exercise of the LFC Stock Option, and to the extent LFC in the future exercises the LFC Stock Option, it presently intends to utilize its working capital. RBP has utilized his personal funds to purchase the shares of Common Stock he has purchased both through the exercise the RBP Stock Option and otherwise, and to the extent RBP in the future exercises the RBP Stock Option, he presently intends to utilize his personal funds. RAL has utilized her personal funds to purchase the shares of Common Stock she purchased.

         On September 9, 1996, the Corporation, John M. Liviakis ("JML"), RBP and LFC entered into an Exchange Agreement (the "Exchange Agreement") dated as of August 6, 1996 pursuant to which the Corporation issued 562,500 shares of its Common Stock to LFC and 187,500 shares of its Common Stock to RBP in consideration of (i) the agreement of LFC (a) to assign options arising under the LFC Stock Option to purchase 1,187,500 shares of the Corporation's Common Stock to persons designated by the Corporation, (b) either to exercise options arising under the LFC Stock Option to purchase 200,000 shares of the Corporation's Common Stock on or before October 31, 1996 or to assign such options to persons designated by the Corporation, and (c) to refrain from exercising the balance of the options arising under the LFC Stock Option to purchase 112,500 shares of the Corporation's Common Stock until June 30, 1997, and (ii) the agreement of RBP (a) to assign options arising under the RBP Stock Option to purchase 362,500 shares of the Corporation's Common Stock to persons designated by the Corporation, (b) either to exercise options arising under the RBP Stock Option to purchase 100,000 shares of the Corporation's Common Stock on or before October 31, 1996 or to assign such options to persons designated by the Corporation, and (c) to refrain from exercising the balance of the options arising under the LFC Stock Option to purchase 37,500 shares of the Corporation's Common Stock until June 30, 1997. LFC and RBP purchased the 200,000 and 100,000 shares of Common Stock, respectively, through the exercise of the Stock Options prior to October 31, 1996 and renounced and relinquished their rights arising under the Stock Options to purchase 1,187,500 and 362,500 shares of Common Stock, respectively.


4.       PURPOSE OF TRANSACTION.

         The Option Agreements were entered into pursuant to a Consulting Agreement effective as of January 5, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), in consideration for consulting services to be performed by LFC for the Corporation. The Exchange Agreement was entered into following discussions and negotiations initiated by the Corporation to modify the economic and other terms of the Corporation's consulting relationship with LFC.

         To the extent LFC and RBP further exercise the Stock Options, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC held the 530,500 shares of the Corporation's Common Stock owned by it on June 5, 1997 for investment purposes. RBP held the 292,500 shares of Common Stock owned by him on June 5, 1997 for investment purposes. LFC, JML, RAL and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.


5.       INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the LFC Stock Option, LFC has the remaining right to purchase up to 112,500 shares of Common Stock from the Corporation through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. As the directors of LFC, JML, RAL and RBP share the power to direct the vote or disposition of any shares of the Common Stock of the Corporation owned by LFC or acquired by LFC pursuant to the LFC Stock Option or otherwise.

         Pursuant to the RBP Stock Option, RBP has the remaining right to purchase up to 37,500 shares of Common Stock from the Corporation through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. RBP has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation he owns or that he acquires pursuant to the RBP Stock Option or otherwise. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock owned by RBP or which may be acquired by RBP pursuant to the RBP Stock Option or otherwise.

         The 643,000 shares of Common Stock that LFC owned on or had the right to acquire within sixty days of June 5, 1997, and as to which JML, RAL and RBP as officers and directors of LFC had or would have had shared power to direct the vote or disposition, represented approximately 3.1% of that class of securities. The 330,000 shares of Common Stock that RBP owned on or had the right to acquire within sixty days of June 5, 1997, and as to which RBP had or would have had the sole power to direct the vote or disposition, represented approximately 1.6% of that class of securities. The 973,000 shares of Common Stock, owned by RBP or LFC on or which RBP or LFC had the right to acquire within sixty days of June 5, 1997, and as to which RBP would have either sole or shared power to direct the vote or disposition, represented approximately 4.7% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the information provided by the Corporation to LFC that, as of June 5, 1997, 20,662,385 shares of Common Stock were outstanding.

         During the past sixty days, LFC, JML, RAL and RBP have engaged in the following brokers' transactions in the Corporation's Common Stock on the Nasdaq National Market System:

         A.  On May 7, 1997, RAL sold 720 shares at $3.94 per share.

         B.  On May 7, 1997, LFC sold 2,000 shares at $3.88 per share.

         C.  On May 7, 1997, LFC sold 12,000 shares at $3.91 per share.

         D.  On May 7, 1997, LFC sold 4,000 shares at $3.92 per share.

         E.  On May 8, 1997, LFC sold 4,000 shares at $3.75 per share.

         F.  On May 8, 1997, LFC sold 12,000 shares at $3.88 per share.

         G.  On May 9, 1997, LFC sold 4,000 shares at $3.63 per share.

         H.  On May 9, 1997, LFC sold 8,000 shares at $3.69 per share.

         I.  On May 9, 1997, LFC sold 4,000 shares at $3.75 per share.

         J.  On May 12, 1997, LFC sold 4,000 shares at $3.69 per share.

         K.  On May 12, 1997, LFC sold 4,000 shares at $3.72 per share.

         L.  On May 12, 1997, LFC sold 16,000 shares at $3.75 per share.

         M.  On May 12, 1997, LFC sold 8,000 shares at $3.79 per share.

         N.  On May 12, 1997, LFC sold 8,000 shares at $3.81 per share.

         O.  On May 13, 1997, LFC sold 16,000 shares at $3.70 per share.

         P.  On May 13, 1997, LFC sold 24,000 shares at $3.75 per share.

         Q.  On May 14, 1997, LFC sold 8,000 shares at $3.63 per share.

         R.  On May 19, 1997, LFC sold 4,000 shares at $3.94 per share.

         S.  On May 19, 1997, LFC sold 4,000 shares at $3.97 per share.

         T.  On May 19, 1997, LFC sold 4,000 shares at $3.98 per share.

         U.  On May 19, 1997, LFC sold 8,000 shares at $4.00 per share.

         V.  On May 19, 1997, LFC sold 4,000 shares at $4.06 per share.

         W.  On May 20, 1997, LFC sold 4,000 shares at $4.00 per share.

         X.  On May 20, 1997, LFC sold 8,000 shares at $4.09 per share.

         Y.  On May 20, 1997, LFC sold 20,000 shares at $4.16 per share.

         Z.  On May 20, 1997, LFC sold 8,000 shares at $4.19 per share.

         AA.  On May 21, 1997, LFC sold 4,000 shares at $4.63 per share.

         BB.  On May 22, 1997, LFC sold 16,000 shares at $4.75 per share.

         CC.  On May 23, 1997, LFC sold 2,000 shares at $4.63 per share.

         DD.  On May 27, 1997, LFC sold 8,000 shares at $4.63 per share.

         EE.  On June 5, 1997, RBP purchased 1,000 shares at $5.03 per share.

         FF.  On June 5, 1997, RBP purchased 4,000 shares at $5.06 per share.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:
July 9, 1997               LIVIAKIS FINANCIAL COMMUNICATIONS, INC.
but as of
June 5, 1997
                           By: /s/ John M. Liviakis
                              --------------------------------------
                                   John M. Liviakis, President


                               /s/ John M. Liviakis
                           -----------------------------------------
                                   John M. Liviakis


                               /s/ Renee A. Liviakis
                           -----------------------------------------
                                   Renee A. Liviakis


                               /s/ Robert B. Prag
                           -----------------------------------------
                                   Robert B. Prag